SIMPSON THACHER & BARTLETT LLP
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NEW YORK, N.Y. 10017-3954
(212) 455-2000
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DIRECT DIAL NUMBER	E-MAIL ADDRESS

July 22, 2013

VIA EDGAR

Re:	Allegion Public Limited Company
Registration Statement on Form 10-12B
Filed June 17, 2013
File No. 001-35971

Ajay Koduri, Esq. Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Koduri:
On behalf of Allegion Public Limited Company (the “Company”), we hereby advise you that we have received your comment letter, dated July 11, 2013, regarding the above-referenced Registration Statement (the “Registration Statement”) and that the Company intends to respond to your comment letter and file with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement in mid- to late-August. In addition to revisions to the Registration Statement in response to the Staff’s comments, Amendment No. 1 will reflect financial information for the six months ended June 30, 2013 and certain other information.

SECURITIES AND EXCHANGE COMMISSION	2	July 22, 2013

Please do not hesitate to call Joshua Ford Bonnie at (212) 455-3986 with any questions or further comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:    Securities and Exchange Commission
Larry Spirgel, Esq.
Celeste M. Murphy, Esq.
Paul Fischer, Esq.
Allegion Public Limited Company
Patrick S. Shannon
Barbara A. Santoro, Esq.